UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of The
Securities Exchange Act of 1934

Hunt Corporation
(Name of Subject Company)

Hunt Corporation
(Name of Person Filing Statement)

Common Shares, Par Value $.10 per share
(Title of Class of Securities)

445591-10-0
(CUSIP Number of Class of Securities)

Dennis S. Pizzica
Chief Financial Officer
One Commerce Square
2005 Market Street
Philadelphia, Pennsylvania 19103-7085
(215) 656-0300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

Copy to:

John C. Bennett, Jr., Esq.
Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, Pennsylvania 19103-6996
(215) 988-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

The name of the subject company is Hunt Corporation, a Pennsylvania corporation (the “Company”). The address of the principal executive offices of the Company is One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103-7085. The telephone number of the Company at its principal executive offices is (215) 656-0300.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Company’s common shares, par value $.10 per share (the “Shares”). As of November 11, 2002, there were 8,981,871 Shares outstanding.

Item 2.    Identity and Background of Filing Person.

The filing person is the subject company. The Company’s name, business address and telephone number are set forth in Item 1 above.

This Statement relates to the tender offer by FAC Acquisition Corporation (“Purchaser”), a Pennsylvania corporation and a wholly-owned subsidiary of FAC Holding Corporation, a Pennsylvania corporation (“Parent”), to purchase all of the outstanding Shares, at a purchase price of $12.50 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated November 15, 2002, and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is described in, and the Offer to Purchase is filed as an exhibit to, a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “Commission”) on November 15, 2002.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 11, 2002, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer and in accordance with the relevant provisions of the Pennsylvania Business Corporation Law (the “PBCL”), Purchaser will be merged with and into the Company (the “Merger”), with the Company as the surviving corporation (the “Surviving Corporation”). As a result, the Company will become a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by Parent, Purchaser, any of their respective subsidiaries, and the Company or any of its subsidiaries, which will be cancelled) will, by virtue of the Merger and without any action on the part of holders thereof, be converted into the right to receive $12.50 in cash or any greater amount per Share paid pursuant to the Offer (the “Merger Consideration”), without interest thereon. The Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated by reference into this Statement.

In addition to the Merger Agreement, Parent and Purchaser have entered into a Tender and Voting Agreement with certain shareholders of the Company, pursuant to which, among other things, such shareholders have agreed to tender all of their Shares into the Offer and to otherwise support the Offer. (See Item 3 in this Statement).

A free copy of the Schedule TO and other documents filed with the Commission by Parent and Purchaser may be obtained at the Commission’s website at www.sec.gov.

The Schedule TO states that the principal offices of the Parent and Purchaser are located at 3000 Centre Square West, 1500 Market Street, Philadelphia, Pennsylvania 19102.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers and between the Company and Parent and Purchaser are described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the “Information Statement”) that is attached as Annex B to this Statement and incorporated into this Statement by reference. Except as described in this Statement or in the Information Statement or as incorporated by reference into this Statement, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

Interests of Certain Persons.

As set forth in or incorporated by reference into this Statement, certain members of the Company’s management and the Board of Directors of the Company (the “Board”) have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company shareholders generally, and which may present them with certain conflicts of interest. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Confidentiality Agreement.

In connection with the investigation and evaluation of the Company, the Company and Berwind Corporation (“Berwind”), an affiliate of Parent and The Berwind Company LLC, the sole shareholder of Parent, entered into a confidentiality agreement (the “Confidentiality Agreement”) providing for, among other things, the confidential treatment of certain information relating to the Company. The summary of the material terms of the Confidentiality Agreement in Section 12 of the Offer to Purchase is incorporated herein by reference, which summary is qualified in its entirety by reference to the Confidentiality Agreement filed as Exhibit (e)(2) to this Statement which also is incorporated by reference into this Statement.

The Merger Agreement.

The summary of the material terms of the Merger Agreement and the description of the conditions to the Offer in Sections 12 and 15, respectively, of the Offer to Purchase, which is being mailed to shareholders together with this Statement, are incorporated by reference into this Statement. This summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is also incorporated by reference into this Statement.

Tender and Voting Agreement.

On November 11, 2002, as an inducement and condition to Parent’s and Purchaser’s entering into the Merger Agreement, certain shareholders of the Company (having voting and dispositive power with respect to an aggregate of 3,292,167 Shares, or approximately 33% of the outstanding Shares on a fully diluted basis (excluding options and stock grants that will be cancelled without payment therefor in connection with the transaction)), entered into a Tender and Voting Agreement (the “Tender Agreement”) with Parent and Purchaser. In the Tender Agreement, such shareholders, among other things, agreed to tender their Shares in the Offer, and the shareholders executing the Tender Agreement who are individuals also granted certain voting rights with respect to such Shares to Parent and Purchaser or their designees. The shareholders executing the Tender Agreement include: four separate irrevocable trusts established by the late George E. Bartol III (a former Chairman, President and principal shareholder of the Company); one such trust for the benefit of each of his four daughters (one of whom, Victoria B. Vallely, is a director of the Company and another of whom, M. Blair MacInnes, is married to Gordon A. MacInnes, a director of the Company); an irrevocable trust established by the late Mr. Bartol for the benefit of his grandchildren; several other trusts for the benefit of various other Bartol family members; and the following individuals: Mr. and Mrs. MacInnes, Mr. and Mrs. Vallely, the other two daughters of the late Mr. Bartol, several other Bartol relatives, and Donald L. Thompson, Chairman of the Company (together the “Tendering Shareholders”).

The summary of the material terms of the Tender Agreement in Section 12 in the Offer to Purchase is incorporated by reference into this Statement and is qualified in its entirety by reference to the Tender Agreement filed as Exhibit (e)(2) to this Statement and also incorporated by reference into this Statement.

Certain Other Agreements and Arrangements.

With the exception of Donald L. Thompson, the Chairman and former President and Chief Executive Officer of the Company, the Company generally has not had written employment agreements with its executive officers. However, as set forth in the Information Statement under “Employment and Severance Agreements and Arrangements,” for a number of years the Company has had change in control agreements with its executive officers (and other officers) which essentially become effective upon a change in control of the Company and provide for severance payments and continuation of benefits if the officer’s employment is terminated (i) by the Company without cause, (ii) if the officer resigns in certain specified circumstances, during a period, which is generally two years, following a change in control of the Company or (iii) the officer resigns for any reason during the four month period commencing one year after the change in control. The approval by the Board of the Merger Agreement on November 11, 2002 constituted a change in control under the change in control agreements, and, thus, such agreements have become effective.

In connection with Bradley P. Johnson’s promotion to Chief Executive Officer of the Company on June 1, 2002, his annual base salary was increased to $350,000, he was granted options to purchase 50,000 Shares, exercisable at $10.55 per share (the fair market value at the time), and the maximum annual incentive bonus which he could earn was increased from 80% to 100% of his annual base salary. In the past, the Company’s Chief Executive Officer has received a change in control agreement providing for an increased severance payout (generally 2.99 times, rather than 2 times, applicable compensation) and a longer continuation of benefits (generally 3 years, rather than 2 years) than provided in the change in control agreements of the Company’s other executive officers. Mr. Johnson did not receive such an increased change in control agreement at the time he became Chief Executive Officer, but at that time the Company agreed to grant him such increased benefits if, on December 1, 2002 a fundamental corporate transaction was not then pending or in process. As the Offer and the Merger are fundamental corporate transactions, no change in Mr. Johnson’s existing change in control agreement is presently contemplated. The Company has been advised by Purchaser that although no agreement has been reached with Mr. Johnson, Purchaser anticipates that Mr. Johnson will continue on with the Surviving Corporation following the Merger as its Chief Executive Officer.

Acceleration of Vesting of Stock Options and Stock Grants.

All of the Company’s outstanding stock options and stock grants were granted under the Company’s 1983 or 1993 Stock Option and Stock Grant Plans, the 1994 Non-Employee Directors’ Stock Option Plan or the 1997 Non-Employee Directors’ Compensation Plan. Under the existing terms of those plans or by action of the Company’s Compensation Committee and the terms of the Merger Agreement, all such outstanding unvested stock options will accelerate and become fully exercisable before the Merger, and all outstanding stock grants will vest to the extent of 50% of the Shares subject to such grants.

At the Effective Time, each option then outstanding will be cancelled, and each holder thereof will be entitled to receive therefor a payment in cash (subject to any applicable withholding taxes) equal to the aggregate amount, if any, by which the Merger Consideration for the number of Shares subject to such option exceeds the aggregate exercise price for Shares issuable under the option. At the Effective Time, any Shares issuable under vested stock grants then outstanding will be converted into the right to receive the Offer Price, payable as provided in the Merger Agreement, and each unvested stock grant will be terminated. If the exercise price of any option is more than the Merger Consideration, then at the Effective Time such option will be cancelled and the option holder will be entitled to no consideration in respect of such option. The Company will take such actions as are necessary to effect the foregoing, to terminate the Company’s stock option and stock grant plans and similar arrangements and to ensure that all options are cancelled and all unvested stock grants are terminated on or before the Effective Time.

Effect of the Merger on Other Employee Benefit Plans.

Parent and Purchaser have agreed in the Merger Agreement that for one year from the Effective Time, the Surviving Corporation will provide to persons who were employees of the Company or its subsidiaries immediately before the Effective Time (collectively, “Company Employees”) severance benefits that are substantially similar to the severance benefits provided to the Company Employees under the Hunt Corporation Non-Officer Severance Plan and the Hunt Corporation Officer Severance Plan (the “Severance Plans”) as such plans existed on the date of the Merger Agreement. In addition, during this period, the Surviving Corporation will provide to Company Employees salary and other benefits that are, in the aggregate, substantially similar to those provided by the Company and its subsidiaries to such employees immediately before the Effective Time (including, without limitation, benefits under qualified and nonqualified retirement plans, savings plans, medical, dental, disability and life insurance plans and programs, deferred compensation arrangements, bonus plans, and retiree benefit plans, policies and arrangements), but excluding for purposes of this comparison, the Company’s long-term incentive programs or other Company benefit plans providing for compensation based on the equity of the Company and any such benefits provided before the Effective Time that consist of any equity-related compensation. The Surviving Corporation is not, however, obligated to continue any particular benefit plan or to continue the employment of any Company Employees.

In addition, the Surviving Corporation will, subject to certain limitations (including the avoidance of duplication of benefits), recognize prior service of Company Employees with the Company for purposes of eligibility and benefit accrual for any plans in which they first become eligible to participate after the Effective Time, and will also waive certain waiting periods, exclusions and certain other plan limitations that might otherwise be applicable to Company Employees.

The summary of the treatment of the Severance Plans and other employee benefit plans under the Merger Agreement contained in Section 12 of the Offer to Purchase is incorporated by reference into this Statement. The summary of the treatment of the Severance Plans and the employee benefit plans under the Merger Agreement contained in the Offer to Purchase, is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated by reference into this Statement.

Directors and Officers Indemnification and Insurance.

In the Merger Agreement, Parent and Purchaser agreed that the indemnification (and advancement of expenses) provisions of the articles of incorporation and bylaws of the Surviving Corporation as in effect at the Effective Time would not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time before the Effective Time were directors, officers, employees, agents, fiduciaries or other representatives of the Company or, at the request of the Company, were serving as such with respect to another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan). In addition, the parties agreed that before the Effective Time, the Company (at Purchaser’s expense) would obtain prepaid policies of directors’ and officers’ liability insurance, providing the people covered by the Company’s directors’ and officers’ liability insurance policies as of the date of the Merger Agreement with substantially similar coverage (in terms of scope of coverage and amount) for a period of six years after the Effective Time, with respect to matters arising on or before the Effective Time.

Under the Merger Agreement, if the Surviving Corporation consolidates with or merges into another entity and is not the survivor, or transfers all or substantially all of its assets, or transfers any significant amount of its assets to an affiliated entity for less than reasonably equivalent value, then proper provisions will be made so that the successors, assigns or transferees of the Surviving Corporation assume the indemnification obligations of the Surviving Corporation discussed above. The indemnification and directors’ and officers’ insurance covenants described above will survive the consummation of the Merger and are intended to benefit the persons entitled to be indemnified thereunder.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Board.

At a special meeting held on November 11, 2002, the Board unanimously:

•	determined that the Offer and the Merger are fair to and in the best interests of the shareholders of the Company;

•	declared the Merger to be advisable and approved the Offer and the Merger and the other transactions contemplated by the Merger Agreement;

•	approved the Merger Agreement; and

•	recommended that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, the Board unanimously recommends that the shareholders of the Company tender their Shares pursuant to the Offer.

Background.

The members of the Board have periodically reviewed and evaluated various possible strategies that the Company might pursue to enhance shareholder value. These possible strategies have ranged from growing the Company, through internal development, joint ventures and/or acquisitions, to selling all or a part of the Company. The sale of the Company’s commercial graphics products business in October 2001 was itself a strategic move designed to streamline the Company, focus its product offerings, substantially reduce its cost base, and thus expand the range of available strategic options.

Following the sale of the graphics business, the Board considered it premature to reach any decisions on possible strategic directions the Company might follow until enough time had passed to enable the Board to meaningfully assess the impact, financial and otherwise, of the streamlining of the Company’s business and the implementation of its reduced cost structure. To assist the Board in its consideration of potential strategies, in the first quarter of 2002 the Board asked J.P. Morgan Securities Inc. (“JPMorgan”), as it had at times in the past, to give the Board its views concerning possible strategic alternatives and the potential value of the Company in a change in control transaction.

On April 17, 2002, the Board held a meeting during which JPMorgan provided updated valuation and market analyses to the Board concerning possible strategic alternatives for the Company. The Board recommended that JPMorgan approach certain potential strategic and financial buyers to gauge their interest in a possible acquisition of the Company. While no decision was made at that time by the Board as to whether to pursue such a transaction or to pursue other strategic alternatives, the consensus of the Board was to seek more information as to whether such a transaction on favorable terms would be a realistic strategic alternative for the Company. Accordingly, the Board authorized JPMorgan to contact potential interested parties and directed JPMorgan, along with the Company management, to prepare materials to be provided to such potential acquirors.

In May and June 2002, JPMorgan identified and contacted approximately 42 parties, including prominent companies in the Company’s primary markets, to determine their interest in a possible strategic transaction with the Company. Twenty-seven of these parties expressed an interest in a potential transaction and were sent confidential information about the Company prepared by JPMorgan and the Company’s management after executing confidentiality agreements. By June 21, 2002, seven potential acquirors had submitted preliminary indications of interest.

On June 26, 2002, JPMorgan provided updated valuation and market analyses to the Board, discussed the outcome of the approaches to potential acquirors and recommended to the Board that five of the potential acquirors be invited to attend management presentations and to conduct due diligence on the Company to help determine the degree of interest of such parties. Following authorization by the Board, management presentations were provided to these entities and they were given access to certain due diligence materials related to the Company’s business. Some of the potential acquirors visited the Company’s manufacturing facilities in Statesville, North Carolina.

During August and September 2002, three additional potential acquirors contacted JPMorgan regarding a possible transaction with the Company. One of these was Berwind Corporation (“Berwind”), an affiliate of The Berwind Company LLC, the sole shareholder of Parent.

On September 9, 2002, Berwind executed a confidentiality agreement, and began its due diligence investigation of the Company, which included conducting meetings with the Company’s management, touring the Company’s facilities, reviewing financial and legal documents provided by the Company, and attendance at a management presentation regarding the Company and its business. On September 12, 2002, Berwind submitted a preliminary non-binding indication of interest for Berwind or an affiliate of Berwind (a “Berwind Entity”) to acquire the Company at a per share price of $13.25 in cash.

Between August 29, 2002 and September 10, 2002, JPMorgan sent a process letter and a form of merger agreement to potential acquirors to review and use as a basis for final proposals. The letter stated that final proposals were to be delivered by September 13, 2002, and were to specify the proposed price-per-share for the Company Shares. Two of the recipients of this letter, including Berwind, indicated that they would be unable to submit a final proposal by September 13, 2002 and requested extensions, which the Company granted.

On September 30, 2002, one potential acquiror (“Potential Acquiror X”) submitted a non-binding, written proposal. At the October 2, 2002 Board meeting, JPMorgan reviewed its preliminary analysis of strategic alternatives available to the Company, including an evaluation of Potential Acquiror X’s proposal and the anticipated proposal from Berwind. In addition, JPMorgan provided updated valuation and market analyses to the Board. The Board decided to wait for the proposal from Berwind before further considering its alternatives.

On October 15, 2002, Berwind submitted a non-binding, written proposal for the acquisition of the outstanding Shares of the Company by a Berwind Entity, consisting of $12.50 in cash for each outstanding Share, subject to a number of conditions and contingencies which might lower the price. In addition, the proposal was conditioned upon, among other things, receiving tender agreements from certain of the Company’s shareholders. Berwind also conditioned its bid upon the satisfactory completion of its due diligence investigation of the Company.

On October 21, 2002, Potential Acquiror X submitted a revised non-binding, written proposal for the acquisition of the outstanding Shares of the Company but at a cash price lower than the revised price proposed by

Berwind. The Board considered the two proposals at a meeting on October 21, 2002. The Board chose to continue working with Berwind to determine whether mutual agreement could be reached regarding a transaction.

On October 21, 2002, Berwind met with JPMorgan to discuss the conditions and contingencies in the non-binding proposal submitted on October 15, 2002. On October 22, 2002, JPMorgan advised Berwind that the Board decided to continue working with Berwind.

From October 22, 2002 through November 11, 2002, legal and financial representatives of the Company and Berwind and their respective advisors met on numerous occasions to discuss and negotiate aspects of the proposed merger and the definitive agreement therefor. These negotiations covered all aspects of the transaction, including, among other things, the per Share purchase price; the representations and warranties made by the parties; the restrictions on the conduct of the Company’s business following execution and delivery of the Agreement; the conditions to completion of the Offer and the Merger; the provisions regarding termination; the details of the “fiduciary out” provisions; the amount, triggers and payment of the termination fee and the consequences of termination; and the delivery and terms of the Tender Agreement. At the same time, Berwind continued to conduct extensive due diligence on the Company’s operations.

On November 4 and 8, 2002, the Board held special meetings during which it discussed the proposed business combination with the Berwind Entity. Drinker Biddle & Reath LLP (“Drinker”), counsel to the Company, reviewed with the Board the background of the Company’s discussions with Berwind as well as the current status of negotiations and reviewed the terms of the proposed transaction. Representatives of JPMorgan reviewed the financial terms of the transaction. After discussing and considering the strategic, business and financial aspects of the possible transaction, its likely timing, and the other terms of Berwind’s proposal, the Board directed management to continue negotiations with Berwind. At the November 4 Board meeting, management also was directed not to engage in any substantive discussions with Berwind regarding any changes to the compensation arrangements then in place for the officers of the Company, or any potential future arrangements for the officers.

On November 8, 2002, the Company and JPMorgan again were contacted by Potential Acquiror X who advised that it was still interested in acquiring the Company but was not willing to increase the amount of its previous proposed price.

On November 10 and 11, 2002, the Board held special meetings in which representatives from JPMorgan and Drinker also participated. During these meetings, Drinker and JPMorgan reviewed in detail the terms of the proposed transaction with the Berwind Entity. JPMorgan, reviewed with the Board the various proposals that had been received in the strategic review process and the course of negotiations. JPMorgan then reviewed a financial analysis of the proposed transaction, as well as alternatives to the proposed transaction, including the continued operation of the Company as an independent entity. Representatives from Drinker reviewed the legal aspects of the proposed transaction, including the Board’s legal duties, the terms of the transaction documents and changes negotiated to the Merger Agreement and the Tender Agreement. Also at these meetings, JPMorgan reviewed its proposed fairness opinion (subsequently delivered by JPMorgan on November 11, 2002) to the effect that, as of November 11 and on the basis of and subject to the matters described in the opinion, the consideration to be paid to the Company’s shareholders in the proposed transaction was fair, from a financial point of view to such holders. After a full discussion of the matters considered by the Board at the meetings, the Board, by the unanimous vote of the directors, on November 11, 2002 approved the Merger Agreement in the form presented to the Board and determined to recommend to the Company’s shareholders that they vote to adopt the Merger Agreement.

Following the Board meeting, during the evening of November 11, 2002, the Merger Agreement was executed by the Company, Parent and Purchaser and the Tender Agreement was executed by the Tendering Shareholders, Parent and Purchaser.

On November 12, 2002, before the opening of trading on the New York Stock Exchange, the Company issued a press release announcing the transaction.

Reasons for the Recommendation of the Board.

In reaching its recommendations described above in this Item 4, the Board considered a number of factors, including, without limitation, the following:

1.  Company Operating and Financial Condition.    The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives as an independent entity, and the current and expected conditions in the office products, display solutions and art/framing supplies businesses in which the Company operates. In addition, the Board considered the likely adverse effect that the Company’s small market capitalization, limited trading volume and diminishing attention from research analysts has had and may in the future have on the trading markets for, and the value of, the Shares.

2.  Strategic Alternatives.    The Board considered its ongoing review, with its financial advisors and with the Company’s executive management, of trends in the businesses in which the Company operates and the strategic alternatives available to the Company, including the Company’s alternative to remain an independent public company, the possibility of its acquisitions of or its acquisition by other companies in its industry or complementary industries, as well as the risks and uncertainties associated with each such alternative. The Board considered comparable transactions as well as other possible alternatives to the Offer and the Merger involving third parties, the likelihood of consummation of such comparable and alternative transactions and the risks associated with each of them.

3.  Terms and Conditions of the Merger Agreement.    The Board considered the terms and conditions of the Offer, the Merger and the Merger Agreement, including the amount of consideration to be received by the Company’s shareholders, the parties’ representations, warranties and covenants, conditions to their respective obligations and the limited ability of Parent and Purchaser to terminate the Offer and the Merger.

4.  Premium to Market Price.    The Board considered the relationship of the Offer Price and the Merger Consideration to the recent and historical market prices and trading activity of the Shares. As part of this, the Board considered that the price of $12.50 per Share to be paid in the Offer represents a premium of 31% when compared the $9.54, the average price per Share for the three-month period immediately before the date the Board voted to approve the Offer and the Merger.

5.  No Financing Contingency.    The Board considered that neither the Offer nor the Merger is subject to any financing condition and that Purchaser has sufficient funds to consummate the Offer, the Merger and the transactions contemplated thereby.

6.  Approvals.    The Board considered that there are few regulatory approvals required to consummate the Merger and the favorable prospects for receiving those approvals. The Board also considered that, apart from such approvals, the Merger Agreement did not include any other conditions that the Board believed could reasonably be expected to prevent the Offer and the Merger.

7.  Indicia of Shareholder Support.    The Board considered the willingness of the Tendering Shareholders to enter into the Tender Agreement and tender their Shares pursuant to the Offer.

8.  Timing of Completion.    The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a cash tender offer for all of the Shares. The Board considered that the cash tender offer afforded the shareholders the opportunity to obtain cash for all of their Shares at the earliest possible time.

9.  Certainty of Value.    The Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock or other possible forms of consideration. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for income tax purposes.

10.  Fairness Opinion of JPMorgan.    The Board considered presentations from JPMorgan and the opinion of JPMorgan that, as of November 11, 2002 and based on and subject to the matters stated in such opinion, the $12.50 in cash per Share to be received by holders of Shares in the Offer and the Merger is fair from a financial point of view to such holders. A copy of the opinion of JPMorgan that was delivered to the Board setting forth the assumptions made, procedures followed, matters considered and limits on the review undertaken by JPMorgan in arriving at its opinion, is attached hereto as Annex A and incorporated into this Statement. JPMorgan’s opinion, addressed to the Board, relates only to the fairness, from a financial point of view, of the $12.50 in cash per Share to be received by shareholders, and does not constitute a recommendation to any shareholder as to whether or not such shareholder should tender their Shares in the Offer or as to any other matters relating to the Offer or the Merger. Shareholders are urged to read this opinion in its entirety. The Board was aware of and considered that JPMorgan becomes entitled to certain fees described in Item 5 below upon the consummation of the Offer and that JPMorgan in the past has provided certain investment banking and commercial banking services to Berwind and is currently acting as financial advisor to Berwind in an unrelated transaction.

11.  No Superior Proposals.    The Board considered the process undertaken by the Company in obtaining proposals with respect to a business combination with the Company. The Board believed that the process was comprehensive and that, after consultation with JP Morgan based on its involvement in such process, Parent’s offer was materially more favorable to the Company’s shareholders than the other indications of interest and proposals received.

12.  Alternative Transactions.    The Board considered that the Merger Agreement permits the Company to consider an unsolicited acquisition proposal and to recommend any such proposal that is superior to the Offer and the Merger, if, among other things, (a) the Board determines in good faith after consultation with its financial advisors that such acquisition proposal would reasonably be expected to result in a “superior proposal” (generally defined to mean an all-cash acquisition proposal from a financially qualified third party that is more favorable than the Offer to the Company’s shareholders from a financial point of view and is not subject to a financing or funding condition), (b) the Board determines in good faith after consultation with its independent legal counsel that the failure to take any such action would reasonably be expected to constitute a breach of the Board’s fiduciary duties, (c) prior to the Board withdrawing or changing its recommendation of the Offer in connection with or as a result of such acquisition proposal, Parent will have had the right for a period of three days to amend the terms of the Offer in response to such acquisition proposal, and (d) the Company pays Parent a termination fee in the amount of $4 million, plus expenses not to exceed $750,000. However, the Board may not consider a proposal from any person that after January 1, 2002 entered into any confidentiality agreement with the Company relating to a potential acquisition of the Company. The Board considered the possible effect of these provisions of the Merger Agreement on third parties who might be interested in exploring an acquisition of the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to the payment of such amounts and the solicitation and negotiation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement. The Board also considered the numerous contacts that the Company and JPMorgan had made with third parties regarding a potential transaction involving the Company, and took into account the views of management and JPMorgan concerning the likelihood of a third party being prepared to pay a higher price for the Shares than the Offer Price and the Merger Consideration in a transaction that could be completed on a timely basis and without a financing contingency.

13.  The Company’s Future Prospects.    The Board considered that all holders of Shares (except for Parent and Purchaser) whose Shares are purchased in the Offer will not participate in the Company’s future growth. Because of the risks and uncertainties associated with the Company’s future prospects, the Board concluded that this detriment was not reasonably quantifiable. The Board also concluded that obtaining a cash premium for the Shares now was preferable to affording the shareholders a speculative potential future return.

14.  Potential Conflicts of Interest.    The Board considered that the interests of certain persons, including Company executives, in the Offer and the Merger may be different from those of the shareholders (see Item 3 above in this Statement).

The description set forth above is not intended to be all inclusive but merely summarizes the primary factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered in reaching its determinations and recommendations. After weighing all of these considerations, and after careful deliberations, the Board unanimously approved the terms of the Offer and recommended that holders tender their Shares in the Offer.

Intent to Tender.

The Company believes that each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially, other than Shares, if any, that they may have the right to purchase by exercising stock options, restricted Shares and Shares, if any, that if tendered (instead of being converted into cash in the Merger) would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act. In addition, the Tendering Shareholders who are parties to the Tender Agreement agreed, among other things, to tender the Shares held by them in the Offer. As of November 11, 2002, the Tendering Shareholders owned an aggregate of 3,292,167 Shares, representing approximately 33% of the outstanding Shares on a fully diluted basis (excluding options and stock grants that will be cancelled without payment therefor in connection with the transaction) as of such date.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

Pursuant to a letter agreement dated June 21, 2001, the Company retained JPMorgan to act as its financial advisor to assist the Company in connection with the sale of the Company’s commercial graphics products business, which was sold in October 2001, and with other possible transactions. Pursuant to the letter agreement, the Company has agreed to pay JPMorgan a transaction fee equal to 1.5% of the aggregate consideration paid in connection with the Offer and Merger. As defined in the letter agreement, “consideration” includes, without limitation, the cash paid for the outstanding Shares and options and the principal amount of all indebtedness for borrowed money of the Company (including capitalized leases) outstanding immediately prior to consummation of the transaction. In addition, the Company has agreed to reimburse JPMorgan for its reasonable out-of-pocket expenses, including attorneys’ fees and disbursements, and to indemnify JPMorgan and related persons against certain potential liabilities arising out of the JPMorgan engagement.

In the past, JPMorgan and its affiliates have provided investment banking and commercial banking services for both the Company and certain affiliates of Berwind, in each case for customary compensation. In addition, JPMorgan is currently acting as financial advisor to an affiliate of Berwind in connection with an unrelated transaction, for which JPMorgan expects to receive customary compensation. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade in the equity securities of the Company for their own account or for the accounts of customers and, accordingly, JPMorgan or its affiliates may at any time hold long or short positions in such securities.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company.

Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or its subsidiaries, or to the best knowledge of the Company, by any executive officer, director or affiliate of the Company, other than the execution and delivery of the Merger Agreement and the Tender Agreement:

•	On October 2, 2002, the Company issued to each of the eight non-employee directors of the Company (Messrs. Belcher, Farber, Hamilton, MacInnes and Rock, Ms. Burns, Ms. Henderson and Ms. Vallely)

$6,000 worth of Shares (692 Shares each, based on the then market value of the Shares) in partial payment of their directors’ compensation, as required by the terms of the Company’s 1997 Non-Employee Directors’ Compensation Plan. The Company agreed in the Merger Agreement not to issue any additional Shares under this, or any other, benefit plan.

Item 7.    Purposes of the Transaction and Plans or Proposals.

In the Merger Agreement, the Company agreed not to pay any further dividends, pending consummation of the Offer and the Merger. Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this Item 7.

Item 8.    Additional Information.

Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to these requirements.

The Purchaser has advised the Company that it has filed, and the Company also has filed, a Notification and Report Form under the HSR Act with respect to the Offer and Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on or about November 27, 2002, unless early termination of the waiting period is granted or the Purchaser receives a request for additional information prior thereto. Purchaser has requested early termination of the waiting period pursuant to the HSR Act. There can be no assurance given, however, that the waiting period will be terminated early. If either the Antitrust Division or the FTC were to request additional information or documentary material from Purchaser, the waiting period would be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order. The Company expects, and Purchaser has indicated to the Company that it expects, the waiting period to expire without extension if not earlier terminated.

Takeover Statutes.

The PBCL contains a number of so-called anti-takeover provisions which afford Pennsylvania corporations, such as the Company, and their shareholders protection from certain types of acquisitions. The Company has either opted out of the these provisions of the PBCL (as permitted by the PBCL) or has taken other necessary action to render such provisions inapplicable to the transactions contemplated by the Merger Agreement. If any state takeover statute or similar statute, rule or regulation (Pennsylvania or otherwise) becomes applicable to the Offer or the Merger, the Company and its Board of Directors will use their best efforts to ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable and otherwise to minimize the effect of such statute or regulation on the Offer and the Merger.

Articles of Incorporation.

The Company’s articles of incorporation prohibit the Company, with certain exceptions, from entering into certain types of transactions (including a merger with, or a sale of any of the Company’s voting securities to, a “Related Person” (as such term is defined in the Company’s articles of incorporation)) unless approved by the affirmative vote of the holders of at least 70% of the Company’s voting securities or by a majority of the “Continuing Directors” (as such term is defined in the Company’s articles of incorporation). Since the Merger Agreement was approved by the unanimous vote of the Continuing Directors, the 70% voting requirement will not be applicable to the Merger.

Dissenters’ Rights.

No dissenters’ rights are available in connection with the Offer. However, if the Merger is consummated and the securities of the Company are no longer listed on the New York Stock Exchange, the remaining shareholders of the Company may have the right, under the PBCL, to dissent from the Merger and demand a judicial determination of the fair value of their Shares. In that event, additional information will be supplied to the remaining shareholders of the Company regarding their rights of dissent and appraisal under the PCBL.

Pennsylvania “Short-Form” Merger Statute.

Under the PBCL, if a corporation that is party to a merger owns 80% or more of the outstanding shares of the constituent corporation to a merger, no approval of the shareholders of such constituent corporation is required. Accordingly, if Purchaser acquires 80% or more of the Shares in the Offer, it will be able to consummate the Merger without obtaining the approval of the Company’s shareholders. It is a condition to consummation of the Offer that a majority of the Shares on a fully diluted basis are properly tendered and not withdrawn. If less than 80% but more than a majority of the Shares are tendered (excluding options and stock grants that will be cancelled without consideration therefor in connection with the transaction), the Merger would have to be submitted to a vote of the shareholders. However, since Purchaser would then own at least a majority of the outstanding Shares, Purchaser would have sufficient votes itself to approve the Merger at that meeting.

Item 9.    Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

Exhibit No.		Description

(a	)(1)	Letter to Shareholders of the Company, dated November 15, 2002.

(a	)(2)	Opinion of JPMorgan Securities Inc., dated November 11, 2002 (included as Annex A to the Statement).

(a	)(3)	Press Release issued by the Company (incorporated by reference to press release under cover of Schedule 14D-9c filed by the Company on November 12, 2002).

(a	)(4)	Offer to Purchase dated November 15, 2002 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on November 15, 2002).

(e	)(1)
Agreement and Plan of Merger, dated as of November 11, 2002, among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed on November 15, 2002).

(e	)(2)	Confidentiality Agreement, dated September 9, 2002, between Parent and the Company.

(e	)(3)
Tender and Voting Agreement, dated as of November 11, 2002, among Parent, Purchaser and certain of the directors and shareholders identified therein (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed on November 15, 2002).

(e	)(4)	The Information Statement of the Company (included as Annex B to the Statement).

(e	)(5)
(i) Employment Agreement, dated as of April 8, 1996, between the Company and Donald L. Thompson (incorporated by reference to Exhibit (10)(h)(1) to the Company’s Form 10-K for the year ended December 2, 2001); (ii) Amendment No. 1 dated October 1, 1999 to Employment Agreement; (iii) Amendment, effective June 28, 2000, to Appendix A to Employment Agreement; (iv) Nonqualified Stock Option Agreement dated June 28, 2000 (Exhibits (e)(5)(ii), (iii) and (iv) are incorporated by reference to Exhibits 10(h)(2), (3) and (4), respectively, to the Company’s Form 10-Q for the quarter ended September 3, 2000); (v) Transition and Separation Agreement dated November 30, 2001 (incorporated by reference to Exhibit (10)(h)(1) to the Company’s Form 10-K for the year ended December 2, 2001); and (vi) Addendum to Transition and Separation Agreement dated May 30, 2002 (incorporated by reference to Exhibit (10)(h)(6) to the Company’s Form 10-Q for the quarter ended June 2, 2002).

(e	)(6)	Letter Agreement dated June 5, 2002 between the Company and Bradley P. Johnson.

(e	)(7)
(i) Form of Change in Control Agreement between the Company and various officers of the Company (incorporated by reference to Exhibit 10(f) to the Company’s Form 10-K for the year ended December 3, 2000 and (ii) list of executive officers who are parties (incorporated by reference to the Company’s Form 10-K for the year ended December 2, 2001).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

HUNT CORPORATION

By:	/s/ JOHN W. CARNEY
Name: John W. Carney Title: Vice President and Chief Administrative Officer

Dated:  November 15, 2002

Exhibit Index

Exhibit No.		Description

(a	)(1)	Letter to Shareholders of the Company, dated November 15, 2002.

(a	)(2)	Opinion of JPMorgan Securities Inc., dated November 11, 2002 (included as Annex A to the Statement).

(a	)(3)	Press Release issued by the Company (incorporated by reference to press release under cover of Schedule 14D-9c filed by the Company on November 12, 2002).

(a	)(4)	Offer to Purchase dated November 15, 2002 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on November 15, 2002).

(e	)(1)
Agreement and Plan of Merger, dated as of November 11, 2002, among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed on November 15, 2002).

(e	)(2)	Confidentiality Agreement, dated September 9, 2002, between Parent and the Company.

(e	)(3)
Tender and Voting Agreement, dated as of November 11, 2002, among Parent, Purchaser and certain of the directors and shareholders identified therein (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed on November 15, 2002).

(e	)(4)	The Information Statement of the Company (included as Annex B to the Statement).

(e	)(5)
(i) Employment Agreement, dated as of April 8, 1996, between the Company and Donald L. Thompson (incorporated by reference to Exhibit (10)(h)(1) to the Company’s Form 10-K for the year ended December 2, 2001); (ii) Amendment No. 1 dated October 1, 1999 to Employment Agreement; (iii) Amendment, effective June 28, 2000, to Appendix A to Employment Agreement; (iv) Nonqualified Stock Option Agreement dated June 28, 2000 (Exhibits (e)(5)(ii), (iii) and (iv) are incorporated by reference to Exhibits 10(h)(2), (3) and (4), respectively, to the Company’s Form 10-Q for the quarter ended September 3, 2000); (v) Transition and Separation Agreement dated November 30, 2001 (incorporated by reference to Exhibit (10)(h)(1) to the Company’s Form 10-K for the year ended December 2, 2001); and (vi) Addendum to Transition and Separation Agreement dated May 30, 2002 (incorporated by reference to Exhibit (10)(h)(6) to the Company’s Form 10-Q for the quarter ended June 2, 2002).

(e	)(6)	Letter Agreement dated June 5, 2002 between the Company and Bradley P. Johnson.

(e	)(7)
(i) Form of Change in Control Agreement between the Company and various officers of the Company (incorporated by reference to Exhibit 10(f) to the Company’s Form 10-K for the year ended December 3, 2000 and (ii) list of executive officers who are parties (incorporated by reference to the Company’s Form 10-K for the year ended December 2, 2001).

1

Exhibit (a)(2)
ANNEX A

November 11, 2002

The Board of Directors
Hunt Corporation
One Commerce Square
2005 Market Street
Philadelphia, PA 19103

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.10 per share (the “Company Common Stock”), of Hunt Corporation (the “Company”) of the consideration to be received by such holders in the proposed Transaction (as defined below) with a wholly-owned indirect subsidiary (“Merger Sub”) of The Berwind Company LLC (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, a first-tier subsidiary of Merger Partner (“Holding Corp”) and Merger Sub, (i) Merger Sub shall commence an offer to purchase (the “Offer”), on the terms and conditions set forth in the Agreement, all of the outstanding Company Common Stock at a cash purchase price of $12.50 per share (subject to adjustment pursuant to Section 1.1(d) of the Agreement, the “Offer Price”), and (ii) following consummation of the Offer, the Company will merge with Merger Sub (the “Merger” and together with the Offer, the “Transaction”) and become a wholly-owned subsidiary of the Holding Corp, and each outstanding share of Company Common Stock, other than any Dissenting Shares (as defined in the Agreement) or any shares of Company Common Stock held in treasury or owned by the Merger Partner or any subsidiary of the Company or the Merger Partner, will be converted into the right to receive the Offer Price.

In arriving at our opinion, we have (i) reviewed a draft, dated November 10, 2002, of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. We note that although we made the comparisons referred to in clauses (iii) and (iv) above, we are of the view that there are no other transactions or companies for which information is publicly available which are directly comparable to the Transaction or the Company.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

J.P. Morgan Securities Inc. • 277 Park Avenue, New York, NY 10172

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefore. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the Transaction will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the underlying decision by the Company to engage in the Transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services if the proposed Transaction is consummated. We and our affiliates have in the past provided investment banking and commercial banking services for both the Company and affiliates of the Merger Partner, in each case for customary compensation. In addition, we are currently acting as financial advisor to affiliates of the Merger Partner in connection with an unrelated transaction, for which we expect to receive customary compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the equity securities of the Company for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be received by the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be referred to in the Schedule TO relating to the Offer which is filed with the Securities and Exchange Commission (the “SEC”) and such opinion may be reproduced in full in the Schedule 14D-9 relating to the Offer filed by the Company with the SEC and in the proxy statement relating to the Merger filed by the Company with the SEC and mailed to shareholders of the Company, but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

A-2

Exhibit (e)(4)
ANNEX B

HUNT CORPORATION
One Commerce Square
2005 Market Street
Philadelphia, Pennsylvania 19103-7085

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about November 15, 2002 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Statement”) of Hunt Corporation (the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by FAC Acquisition Corporation (the “Purchaser”), a Pennsylvania corporation and a wholly-owned subsidiary of FAC Holding Corporation, a Pennsylvania Corporation (“Parent”), to a majority of the seats on the Board of Directors (the “Board of Directors” or the “Board”) of the Company. On November 11, 2002, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Purchaser and Parent, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding Common Shares, par value $.10 per share, of the Company (the “Shares”), at a price per Share of $12.50, net to the seller in cash (the “Offer Price”), upon the terms and conditions set forth in the Purchaser’s Offer to Purchase, dated November 15, 2002, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Parent and the Purchaser with the Securities and Exchange Commission (the “Commission”) on November 15, 2002. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Pennsylvania Business Corporation Law (the “PBCL”), the Purchaser will be merged with and into the Company (the “Merger”). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares that are owned by Parent, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and dissenting Shares, if any) will be converted into the right to receive $12.50 in cash or any greater amount per Share paid pursuant to the Offer (the “Merger Consideration”).

The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on November 15, 2002 and which is being mailed to shareholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, the Purchaser or the Purchaser Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Pursuant to the Merger Agreement, the Purchaser commenced the Offer on November 15, 2002. The Offer is currently scheduled to expire at 5:00 p.m., New York City time, on December 13, 2002, unless the Purchaser extends it in accordance with the Merger Agreement and the Exchange Act and the rules promulgated thereunder.

GENERAL

The Common Shares are the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the shareholders of the Company. As of the close of business on November 11, 2002, there were 8,981,871 outstanding Shares. Parent and the Purchaser have advised the Company that they do not own Shares as of the date hereof.

DESIGNATION OF DIRECTORS BY PURCHASER

The Merger Agreement provides that promptly upon the acceptance for payment of and payment for not less than a majority of the outstanding Shares by the Purchaser or any of its affiliates pursuant to the Offer (calculated on a fully diluted basis excluding stock options and stock grants that will be cancelled without consideration therefor, in connection with the transaction), the Purchaser shall be entitled to designate up to such number of directors (the “Purchaser Designees”), rounded up to the next whole number, for election or appointment to the Board of Directors of the Company as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to the product of (i) the total number of directors on the Board (giving effect to any increase in the size of the Board) and (ii) the percentage that the number of Shares beneficially owned by the Purchaser and its affiliates (including Shares so accepted for payment and purchased) bears to the number of Shares then outstanding. In furtherance thereof, concurrently with such acceptance for payment and payment for such Shares, the Company will, upon request of Parent or the Purchaser and in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, use commercially reasonable efforts to promptly increase the size of its Board of Directors by such number as is necessary to enable the Purchaser Designees to be so elected or appointed to the Board, and, subject to applicable law, the Company will take all actions available to the Company to cause such designees of the Purchaser to be so elected or appointed. The Merger Agreement provides that at such time, the Company will, if requested by Parent or the Purchaser and subject to applicable law and rules of the New York Stock Exchange, also take all commercially reasonable action necessary to cause persons designated by the Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board.

Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, the Merger Agreement provides that there will be until the Effective Time at least two members of the Board who were directors on the date of the Merger Agreement and who are not otherwise affiliates of the Company, Parent, Purchaser or any of their affiliates.

It is expected that the Purchaser Designees will assume office promptly following the purchase by Purchaser of Shares pursuant to the terms of the Offer, which purchase cannot be earlier than December 13, 2002, and that, upon assuming office, the Purchaser Designees together with the continuing directors of the Company will thereafter constitute the entire Board.

As of the date of this Information Statement, the Purchaser has not determined who will be the Purchaser Designees. However, the Purchaser Designees will be selected from among the persons listed in Schedule I attached hereto. Schedule I also includes certain information with respect to each such person. Each of the persons listed in Schedule I has consented to serve as a director of the Company if appointed or elected. None of such persons currently is a director of, or holds any positions with, the Company. Parent and the Purchaser have advised the Company that, to the best of their knowledge, none of the persons listed on Schedule I or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission, other than with respect to transactions between Parent, the Purchaser and the Company that have been described in the Schedule TO or the Statement.

CURRENT DIRECTORS OF THE COMPANY

The Restated Articles of Incorporation and Bylaws of the Company presently provide that the number of directors of the Company shall be ten, to be divided into three classes as nearly equal in number as possible.

The following table sets forth, as of November 11, 2002, certain information with respect to each current director of the Company.

Name Age and Occupation(1)	Director Since	Present Term Expires
Donald D. Belcher, 63	1997	2005
Chairman and Chief Executive Officer of Banta Corporation, a printing and supply chain management company.

Ursula M. Burns, 44	1999	2003
Corporate Senior Vice President, Document Solutions Group of Xerox Corporation, a document company. Previously, Senior Vice President, Corporate Strategic Services (April 2000-October 2001); Senior Vice President Worldwide Manufacturing and Supply Chain Services (January 1999-April 2000); and Vice President and General Manager, Departmental Business Unit (January 1997-January 1999) of Xerox Corporation.

Jack Farber, 69	1970	2003
Chairman of the Board (and President until June 1999) of CSS Industries, Inc., a consumer products company.

William F. Hamilton, Ph.D., 63	1986	2004
Landau Professor of Management and Technology, The Wharton School of the University of Pennsylvania. Director of Neose Technologies, Inc., and Digital Lightwave, Inc.

Mary R. (Nina) Henderson, 51	1991	2004
Consultant. Formerly Corporate Vice President, Core Business Development, Bestfoods, an international food company (through December 2000); and Corporate Vice President and President, Bestfoods Grocery (1997-1999). Director of AXA Financial, Inc., The Equitable Life Assurance Society of the United States, Pactiv Corporation, and the “Shell” Transport and Trading Company, p.l.c.

Bradley P. Johnson, 40	2002	2005
President and Chief Executive Officer since June 1, 2002. Previously, President and Chief Operating Officer (December 2001-May 2002); Senior Vice President/General Manager of Hunt Products (January 2001-November 2001); Vice President/General Manager of Hunt Products (June 2000-December 2000); Vice President/General Manager of Consumer Products (May 1999-May 2000); and General Manager of Consumer Products (May 1999-May 2000); and General Manager of Infant Feeding Business Unit at H. J. Heinz Company (1997-1999).

Gordon A. MacInnes, 60(2)	1970	2003
President and Chief Executive Officer of Citizens for Better Schools (1999-2001); Author and former New Jersey State Senator (1994-1998).

Robert H. Rock, D.B.A., 52	1989	2005
President of MLR Holdings, L.L.C., a publishing company which produces business publications and online business information; and Chairman of Metroweek Corporation, publisher of the City Paper. Director of Alberto-Culver Company, Quaker Chemical Co., Advanta Corporation, and Penn Mutual Life Insurance Company.

Name Age and Occupation(1)	Director Since	Present Term Expires

Donald L. Thompson, 61	1996	2003
Chairman of the Board of the Company. Previously, Chief Executive Officer of the Company (June 1996-May 2002) and President of the Company (June 1996-November 2001).

Victoria B. Vallely, 51(2)	1976	2004
Manager, Bartol Family Partnerships, an investment partnership.

(1)	Except as otherwise noted, the named individuals have had the occupations indicated (other than directorships) for at least five years.
(2)
Mr. MacInnes is married to Mrs. Vallely’s sister. Both Mrs. MacInnes and Mrs. Vallely are daughters of the late George E. Bartol, III, a former Chairman of the Board, Chief Executive Officer and principal shareholder of the Company.

CURRENT EXECUTIVE OFFICERS OF THE COMPANY

The following table sets forth, as of November 11, 2002, certain information concerning each executive officer of the Company.

Name and Age and Position(1)

Bradley P. Johnson, 40
President and Chief Executive Officer (see “Current Directors of the Company” above for information as to Mr. Johnson’s previous positions and business experience).

John W. Carney, 59
Vice President and Chief Administrative Officer since May 2000. Previously, Vice President and General Manager, Hunt Graphics (August, 1998-May, 2000), and prior to that, Vice President and General Manager-Substrates (April, 1997-August, 1998).

Dennis S. Pizzica, 49
Vice President, Chief Financial Officer, Treasurer and Secretary since March 1, 2002. Previously, Vice President and Treasurer.

(1)	Except as otherwise noted, the named executive officers have held their current positions for more than five years.

The executive officers of the Company customarily are elected annually by the Board of Directors to serve, at the pleasure of the Board, for period of one year or until their successors are elected. (See “Summary Compensation Table” and the notes thereto and “Employment and Severance Agreements and Arrangements” later in this Information Statement for information concerning the current executive officers and recent former executive officers.)

Information Concerning Meetings and Certain Committees

The Board held eight formal meetings during fiscal 2001. The Company has standing Audit, Compensation, and Nominating Committees of its Board. The Audit Committee members currently are Messrs. Farber, Hamilton, and MacInnes. This Committee makes recommendations to the Board concerning the engagement, retention and discharge of independent accountants; reviews with members of the Company’s management and internal auditors and with the Company’s independent accountants the plans and results of the auditing engagement, the Company’s financial statements and the adequacy of the Company’s system of internal accounting controls; and directs any investigations into matters within the scope of the foregoing duties. During fiscal 2001, the Audit

Committee met five times. (See “Audit Committee Report” herein.) The Compensation Committee currently is composed of Ms. Burns, Ms. Henderson, and Mr. Rock. This Committee establishes the salaries of executive officers and makes recommendations to the Board regarding the adoption, extension, amendment, and termination of compensation plans in which officers or directors may participate. It also exercises administrative powers pursuant to certain of those plans. The Compensation Committee held seven formal meeting during fiscal 2001. The members of the Nominating Committee currently are Messrs. Belcher, MacInnes, and Rock and Mrs. Vallely. The primary purpose of this Committee, which held one meeting during fiscal 2001, is to identify and recommend to the Board qualified individuals to serve as directors of the Company. The Nominating Committee has not determined whether it will consider nominees recommended by shareholders.

The Board also has an Executive Committee whose current members are Messrs. MacInnes, Farber, Rock and Thompson. The Executive Committee generally is empowered, subject to certain limitations, to exercise the authority of the Board between Board meetings. The Board also, from time to time, appoints special committees for specific reasons.

During fiscal 2001, all directors attended in person or by conference telephone at least 75% of the total number of meetings of the Board and committees of the Board on which they served, with the exceptions of Messrs. Belcher and Farber, who attended 73% and 70% of such meetings, respectively.

Compensation of Directors

The non-employee directors of the Company participate in the Company’s 1997 Non-Employee Director Compensation Plan. Pursuant to this plan, the Company pays to each of its non-employee directors annual directors’ fees of $5,000 in cash and $12,000 in Shares, plus cash of $1,000 for each Board meeting and $1,000 ($1,250 for committee chairpersons) for each committee meeting attended. In addition, this plan provides for annual grants to each non-employee director of non-qualified stock options to purchase up to 2,000 Shares at the fair market value of such Shares on the date of grant, such options to vest after two years (subject to acceleration in certain circumstances) and to extend for ten years (subject to possible earlier termination in certain circumstances). In the Merger Agreement, the Company agreed to not issue any additional Shares under this plan, other than upon exercise of outstanding options. During each of fiscal 2001 and fiscal 2002 (to date), options to purchase 2000 Shares were granted pursuant to this plan to each of the non-employee directors at an exercise price of $6.11 and $10.53 per Share, respectively. As of November 11, 2002, no options under this plan had been exercised. In addition, the Company reimburses directors for certain expenses incurred in attending Board and committee meetings. From time to time, the Company also compensates non-employee directors for special services but did not do so in fiscal 2001 or fiscal 2002 (to date).

The non-employee directors also participate in the 1994 Non-Employee Directors’ Stock Option Plan which provides for one-time automatic grants of non-qualified options to purchase 5,000 Shares (at a per Share price equal to the fair market value of a Share on the grant date of the option) on January 26, 1994 to each of the non-employee directors in office at that time, and to subsequent non-employee directors at the time of their election to the Board. Options granted under this plan extend for a term of ten years from the grant date (subject to earlier termination in certain circumstances) and become exercisable at the rate of 20% per year over five years from the grant date (subject to acceleration in certain circumstances). In the Merger Agreement, the Company agreed to not issue any additional Shares under this plan, other than upon exercise of outstanding options. The options outstanding under this plan have exercise prices ranging from $10.5625 per Share to $18.6875. As of November 11, 2002, an aggregate of 3,000 options had been exercised under this plan, none in fiscal 2001 or 2002 (to date).

COMMON SHARE OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 11, 2002 (except as otherwise indicated), certain information concerning the beneficial ownership of Shares by: (i) each person who is known by the Company to be the beneficial owner of more than 5% of such Shares, (ii) each director of the Company, (iii) each of the current executive officers of the Company, and (iv) all directors and executive officers of the Company as a group. Such information generally is based upon information provided to the Company by such persons or set forth in their filings with the Securities and Exchange Commission (the “SEC”).

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percent of Class (1)
Richard J. Bove, Esq.	2,069,766(2)	23.0
Bove & Associates
2000 Market Street
Philadelphia, PA 19013

Dimensional Fund Advisors, Inc.	858,700(3)	9.6
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 09401

Reed Conner & Birdwell, Inc.	625,056(3)	7.0
11111 Santa Monica Boulevard
Suite 163
Los Angeles, CA 90025
Paradigm Capital Management	471,900(3)	5.3
410 Park Avenue, Suite 163
New York, NY 10022
Dalton, Greiner, Hartman, Maher & Co.	480,500(3)	5.4
565 Fifth Avenue, Suite 163
New York, NY 10017
Donald D. Belcher, director	24,016(4)	*
Ursula M. Burns, director	18,232(4)	*
Jack Farber, director	36,176(4)	*
William F. Hamilton, director	25,716(4)	*
Mary R. (Nina) Henderson, director	22,616(4)	*
Bradley P. Johnson, director and executive officer	234,758(5)	*
Gordon A. MacInnes, director	551,480(4)(6)
Robert H. Rock, director	22,516(4)	*
Donald L. Thompson, director	494,783(7)
Victoria B. Vallely, director	99,287(4)(8)
John W. Carney, executive officer	137,420(9)	*
Dennis S. Pizzica, executive officer	63,618(10)	*
All current directors and executive officers as a group (12 persons)	1,730,618(11)	16.4

*	Less than 1%
(1)
Except as otherwise indicated, the beneficial ownership of Shares reflected in this Information Statement is based upon sole voting and dispositive power with respect to such Shares. Further, for the purposes of computing beneficial ownership and the percent of class of an individual, Shares which the individual has the right, upon exercise of stock options, vesting of stock grants and in certain other circumstances, to acquire within 60 days, are deemed to be outstanding and beneficially owned by the person. This would include all options and the portion of stock grants that are to be accelerated in connection with the Merger some of which options have exercise prices higher than the $12.50 price in the Offer.

(2)
Represents shares held by Mr. Bove as sole trustee under four separate irrevocable trusts established by the late George E. Bartol III (a former Chairman of the Board, Chief Executive Officer and principal shareholder of the Company), one trust for the benefit of each of Mr. Bartol’s four adult daughters.

(3)
Shareholding’s based on information set forth in its most recent Schedule 13D or Schedule 13G filed with the SEC in February 2002, and may subsequently have changed. According to such Schedule, this entity is a registered investment adviser.

(4)
Includes for the following named individuals, the following number of Shares which he or she has the right to acquire by exercise of stock options under the non-employee director stock option and compensation plans: each of Messrs. Belcher, Farber, Hamilton, MacInnes, and Rock, Ms. Henderson and Mrs. Vallely – 16,000 Shares; and Ms. Burns – 13,000 Shares.

(5)	Represents shares which Mr. Johnson has the right to acquire by exercise of stock options and upon vesting of stock grants.
(6)
Includes 473,149 Shares as to which Mr. MacInnes has shared voting and dispositive power as co-trustee (with Katherine B. Stenson-Lunt) of an irrevocable trust established by the late George E. Bartol III for the benefit of his grandchildren, and 49,686 Shares held by Mr. MacInnes as trustee for his children. Does not include 159,840 shares beneficially owned by Mr. MacInnes’ wife, the beneficial ownership of which shares is disclaimed by Mr. MacInnes. Mrs. Stenson-Lunt and Mrs. MacInnes are daughters of the late George E. Bartol III.

(7)	Includes 487,783 Shares which Mr. Thompson has the right to acquire by exercise of stock options.
(8)
Includes 19,224 Shares held jointly by Mrs. Vallely with her husband. Does not include an aggregate of 44,057 Shares held by her husband as trustee or custodian for their children, the beneficial ownership of which Shares is disclaimed by Mrs. Vallely.

(9)
Includes 124,005 Shares which Mr. Carney has the right to acquire by exercise of stock options and vesting of stock grants. Does not include 9,000 Shares held for his account in the Company’s Supplemental Executive Benefits Plan.

(10)	Includes 59,050 Shares which Mr. Pizzica has the right to acquire by exercise of stock options.
(11)
Includes an aggregate of 1,553,431 Shares which directors and current executive officers have the right to acquire by exercise of stock options and vesting of stock grants. Does not include Shares which are excluded in the notes above.

Executive Compensation
Compensation Committee Fiscal 2001 Report on Executive Compensation
and Report on Repricing of Options

The Company’s Compensation Committee (the “Committee”) is composed of three outside directors, none of whom has ever been an employee of the Company or any of its subsidiaries. The Committee makes recommendations to the full Board regarding the adoption, extension, amendment, and termination of the Company’s compensation plans and also administers certain of these plans. The Committee also reviews, in conjunction with the Company’s Chief Executive Officer (the “CEO”), the performance of other executive officers and establishes the salaries of the CEO and other executive officers (subject to the terms of any employment agreements). The Committee has provided the following report on executive compensation.

The Committee has been guided by the following executive compensation philosophy of the Company:

1.	Align the interest of shareholders and management through a compensation program that provides a substantial proportion of executive officers’ total compensation in the form of Shares and options.

2.	Make a significant portion of total compensation for executive officers contingent upon the attainment of demanding performance goals that support growth in the Company’s share value over time.

3.
Balance the objectives of short-term earnings increases and investment in the long-term financial health of the Company with an incentive compensation program that rewards improved profit performance with annual cash bonuses and stimulates a long-term perspective through the granting of options to purchase Common Shares of the Company.

4.	Enable the Company to attract and retain superior management by providing a very competitive total compensation package.

Executive compensation consists primarily of three components: base salary, incentive compensation, and stock option/stock grants.

Base Salary

The Company’s policy generally has been to set base salaries for each executive officer position at a level up to the fiftieth percentile when compared to compensation survey data available for equivalent positions with other industrial, bonus-paying employers. If performance objectives for annual incentive and long-term goals are met, total direct compensation may reach the seventy-fifth percentile of compensation for equivalent positions with other industrial employers of comparable size. The Company uses compensation studies, surveys, and outside consultants to monitor the Company’s competitive executive compensation position and to recommend salary ranges and compensation changes to the Committee. These studies may include but are not limited to the peer group of companies used for the Shareholder Return Performance Graph herein.

The performance reviews of the executive officers other than the CEO are conducted by the CEO, and the results of such reviews are reported to the Committee by the CEO. The performance of the CEO is reviewed by the Committee and the Board. The Committee adjusts executive officers’ salaries with input from the CEO based on the quality of their individual performance and the relationship of their salary to their established salary range. Merit increases in the form of a one-time payment (as distinct from the annual bonuses) are granted under certain circumstances; however, no such merit increases were granted during fiscal 2001.

The base salary of Donald L. Thompson, who was the CEO during 2001, was originally set by his 1996 employment agreement at a minimum of $450,000 per year, subject to possible upward adjustment. His base salary subsequently was raised to $472,500 per year in fiscal 2000, but he received no increase in fiscal 2001. Adjustments to the base salary of the CEO have been and are governed by the same factors as other executive officers but also specifically take into account the Company’s current financial performance (as measured by earnings, balance sheet strength, and overall financial soundness) and the extent to which the CEO has been successful in establishing a vision and strategic plan for the Company and implementing that plan over time. The Committee also considers the CEO’s leadership in setting high standards for financial performance, motivating management colleagues, and representing the Company and its values to internal and external constituencies. These factors are largely subjective in nature and are not specifically weighted.

At the end of fiscal 2001, the Company and Donald L. Thompson entered into an agreement providing for Mr. Thompson to relinquish his Chief Executive Officer position around mid-year 2002 and to step down as Chairman around the end of fiscal 2002, and for his compensation and benefits during the remainder of his term of employment with the Company and his severance compensation and benefits thereafter. See “Employment and Severance Agreements and Arrangements” later in this statement. The Committee recommended, and the Board approved, this agreement as part of a planned implementation of an orderly executive leadership transition to a smaller executive management structure more in keeping with the reduced size and complexity of the Company’s business following the sale of its commercial graphics products business in October 2001.

Incentive Compensation

The Company’s cash incentive compensation program as in effect during fiscal 2001 had only an annual component. Under the annual program, cash bonuses are based on achievement of a specific corporate earnings per share threshold which was established by the Committee with reference to the Company’s prior year’s results and management’s budget for the 2001 fiscal year, achievement of specific business unit revenue and operating margin, and achievement of certain objectives for each individual executive. The maximum potential annual cash bonus award for executive officers, including the CEO, for fiscal 2001 was up to 100% of base salary. However, no annual cash bonus was earned by or paid to the CEO or any of the executive officers for fiscal 2001.

Stock Options/Stock Grants

The Company’s 1993 Stock Option and Stock Grant Plan (the “1993 Plan”) provides for grants by the Compensation Committee of incentive and/or non-qualified stock options, as well as grants of stock, to executive officers and others, thus tying a portion of executive compensation directly to the performance of the Company stock. The exercise price of the stock options under the 1993 Plan (and predecessor option plans) may not be less than 100% of the fair market value of the Company’s stock on the date of grant. Stock options become exercisable at least one year (usual practice has been two years) from the date of grant, subject to possible acceleration in certain circumstances, including a change in control of the Company, and usually expire ten years following the date of grant. Executive officers typically have been granted stock options each year for a number of Shares, the market value of which Shares on the date of grant has been in a range of 75% to 125% of the executive officer’s base salary. However, in fiscal 1997, the Committee granted three years’ worth of options to executive officers, other than the CEO (which were intended to be largely in lieu of grants to them during the next three fiscal years), in order to compensate the executive officers for their efforts related to the Company’s restructuring and as part of the Committee’s intention to have a greater portion of executive officers’ total compensation be based on stock options. In fiscal 2001, the Committee elected to grant options to only one executive officer (Mr. Johnson), as reflected in the “Option/SAR Grants in Fiscal 2001” table appearing later in this Statement. The Committee resumed granting options to executive officers generally in early fiscal 2002.

The Compensation Committee is mindful of the potential impact upon the Company of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), which prohibits public companies from deducting certain executive remuneration in excess of $1,000,000. While reserving the right of the Company to offer such compensation arrangements as may be from time-to-time necessary to attract and retain top-quality management, the Compensation Committee intends generally to structure such arrangements, where feasible, so as to minimize or eliminate the impact of the limitations of Section 162(m) of the Code.

Report on Repricing of Options and Retention and Incentive Program

As previously reported in the Company’s proxy statement for its 2001 Annual Meeting, the Compensation Committee in early fiscal 2001 approved a retention and incentive program for the Company’s then six executive officers (other than Donald L. Thompson, the then CEO) and for two other non-executive officers. Pursuant to this program, the Committee made a total of 149,380 stock grants, of which 82,639 stock grants were made to the “Named Officers” (other than Mr. Thompson) listed in the Summary Compensation Table which follows this Compensation Committee Report. The numbers and values of the stock grants received by each such Named Officer are set forth in the “Restricted Stock Awards” column of that Table and note 3 thereto. These stock grants vest in five years, subject to earlier vesting if specified profit before taxes levels are attained by the Company, and in certain other circumstances, including a change in control of the Company. Further, the change in control agreements of the participants were amended, primarily to provide for lump sum rather than installment payouts of compensation in the event of specified terminations of their employment following a change in control of the Company.

Four of the Named Officers receiving the stock grants, Messrs. Chandler, Carney, Machut, and Precious, also agreed to return to the Company for cancellation an aggregate of 365,000 stock options with exercise prices of $18.625 per Share expiring in April 2007. The mean price of the Company’s Shares on the New York Stock Exchange on the date of the stock grants was $5.065 per share. The numbers of stock options returned by such Named Officers (as well as information concerning the numbers of stock grants received, and stock options returned, by other executive officers) is set forth under “Ten-Year Option Repricings” appearing later in this proxy statement. This Repricing of Options Report and the Ten-Year Option Repricings information is included in this Statement because the making of these stock grants to such Named Officers and other executive officers, coupled with the return (cancellation) of stock options by them, may constitute a “repricing of options” under the Commission’s proxy disclosure regulations, even though there was no actual amendment or adjustment to the price of the returned options or other options held by such persons.

The Compensation Committee believed at the time the retention and incentive program was approved that it was essential in order to provide incentive to the executive and other officer participants who were important to the Company’s efforts to improve its performance and increase shareholder value.

February 19, 2002	Compensation Committee: Robert H. Rock, Chairman Ursula M. Burns Mary R. (Nina) Henderson

Summary Compensation Table

The following table sets forth certain information concerning the annual and long-term compensation paid or accrued to: (i) the Company’s then Chief Executive Officer and (ii) the Company’s four most highly compensated other executive officers and one former executive officer whose total annual salary and bonus exceeded $100,000 (collectively, the “Named Officers”) for services rendered to the Company and its subsidiaries during fiscal years 2001, 2000, and 1999:

	Annual Compensation					Long-Term Compensation Awards
Name and Principal Position(1)	Year	Salary ($)	Bonus(2) ($)	Other Annual Compensation ($)		Restricted Stock Awards(3) ($)	Securities Underlying Options/ SARs(4) ($)	All Other Compensation(5) ($)
Donald L. Thompson	2001	472,500	—	—		—	—	1,382,958	(6)
Chairman, President and	2000	472,500	—	—		—	—	9,858
Chief Executive Officer	1999	450,000	—	—		—	—	7,637

William E. Chandler	2001	242,207	—	82,292	(7)	113,919	—	248,160	(8)
Senior Vice President,	2000	236,477	—	—		—	19,300	4,542
Finance; Chief Financial	1999	225,216	25,000	—		—	—	4,014
Officer and Secretary

Bradley P. Johnson(10)	2001	255,431	—	—		241,638	20,000	3,794
Senior Vice President	2000	215,577	—	69,011	(9)	—	20,000	3,755
	1999	120,577	25,000	14,894	(9)		30,000	1,762

John W. Carney	2001	190,731	—	—		91,529	—	3,231
Vice President,	2000	190,000	—	—		—	16,300	3,150
Chief Administrative	1999	190,000	19,000	—		—	—	2.978
Officer

James P. Machut	2000	211,825	—	—		94,082	—	218,449	(8)
Vice President,	2000	195,300	—	—		—	16,000	3,447
Operations/	1999	186,000	18,600	—		—	—	3,102
Supply Chain Logistics

W. Ernest Precious	2001	216,188	—	—		103,749	—	223,408	(11)
Former Executive Vice	2000	215,359	—	—		—	15,000	3,784
President	1999	215,359	21,967	—		—	—	3,882

(1)
The positions indicated are those held by the Named Officers for most or all of fiscal 2001. As part of an orderly leadership transition to a smaller executive management structure more in keeping with the reduced size and complexity of the Company’s business following the sale of its commercial Graphics Products business in October 2001, a number of changes in positions of the Named Officers subsequently have occurred. See notes 6, 8, 10 and 11 below. Dennis S. Pizzica, Vice President and Treasurer of the Company, assumed Mr. Chandler’s positions as Chief Financial Officer and Secretary, effective March 1, 2002, and his annual salary was set at $185,000.

(2)
Represents annual bonuses awarded under the Company’s annual Incentive Compensation Program for the respective fiscal years, unless otherwise indicated. No bonus was earned under that program in fiscal 2001, 2000, and 1999. However, the Board authorized a discretionary special cash award for fiscal 1999 payable to employee and executive officers, other than Mr. Thompson, in recognition of the successful implementation of the Company’s restructuring plan in fiscal 1999.

(3)
Represents the value of stock grants for Shares awarded under the 1993 Stock Option and Stock Grant Plan based upon the market price per Share on the date of grant of $4.88. Stock grants were awarded on January 2, 2001 to the following executive officers for the following amounts of Shares: Mr. Chandler – 23,344; Mr. Johnson – 49,516; Mr. Carney – 18,756; Mr. Machut – 19,279; and Mr. Precious – 21,260. The stock grants, which require no payment by the recipient, vest (if the recipient is still in the employ of the Company) in five years, subject to earlier vesting if specified profit before taxes levels are attained by the Company, and in certain other circumstances, including a change in control of the Company, and earn dividends at the rate of the Company’s Shares. As of December 2, 2001, the stock grants of the Named Officers were valued as follows: Mr. Chandler – $152,903; Mr. Johnson – $324,330; Mr. Carney – $122,852; Mr. Machut – $126,277; and Mr. Precious – $139,253.

(4)	Represents Shares underlying stock options granted during the specified year unless otherwise indicated. (See “Ten-Year Option/SAR Repricing” table later in this statement.)
(5)
Includes contributions made by the Company under its 401(k) Savings Plan, its Supplemental Executive Benefits Plan (see “Pension Plans” later in this statement) and premiums paid by the Company for group term life insurance coverage, unless otherwise indicated. Does not include contributions made by the Company with respect to the Pension Plan.

(6)
Mr. Thompson stepped down as Chief Executive Officer of the Company at the end of May, 2002, but expects to continue as Chairman of the Board until around the end of the 2002 fiscal year. The amount reflected for him under “All Other Compensation” includes $1,372,159 accrued in fiscal 2001 in connection with his separation arrangements. (See “Employment and Severance Agreements and Arrangements” later in this statement.)

(7)	Represents the fair market value of 12,000 Shares distributed from the Supplemental Executive Benefits Plan to Mr. Chandler.
(8)
Messrs. Chandler and Machut separated from the Company as executive officers, effective March 31, 2002. The amounts reflected for them under “All Other Compensation” include $243,571 and $214,830, respectively, accrued in fiscal 2001 in connection with their respective separation arrangements. (See “Employment and Severance Agreements and Arrangements” later in this statement.)

(9)	Includes reimbursement for relocation and moving expenses.
(10)
Mr. Johnson became President and Chief Operating Officer of the Company on December 1, 2001. He assumed the additional position of Chief Executive Officer on June 1, 2002, at which time his annual salary was increased to $350,000.

(11)
Mr. Precious separated from the Company as an executive officer effective October 1, 2001. The amount reflected for him under “All Other Compensation” includes amounts paid and accrued of $220,328 in connection with his separation arrangements. (See “Employment and Severance Agreements and Arrangements” later in this statement.)

Stock Option/SAR Grants, Exercises, and Holdings

The following tables set forth certain information concerning stock options granted to and exercised by the Named Officers during fiscal 2001 and unexercised stock options held by them at the end of fiscal 2001. No SARs were granted in fiscal 2001.

Option/SAR Grants in Fiscal 2001

Individual Grants
Name	Number of Shares Underlying Options Granted(1)	Percentage of Total Options Granted to Employees in Fiscal 2001	Exercise or Base Price ($/sh)	Market Price at Grant Date ($/sh)	Expiration Date(1)	Option Grant Date Value(2) ($)
Donald L. Thompson	—	—	—	—	—	—
William E. Chandler	—	—	—	—	—	—
Bradley P. Johnson	20,000	9%	$4.00	$4.00	12/20/10	12,536
John W. Carney	—	—	—	—	—	—
James P. Machut	—	—	—	—	—	—
W. Ernest Precious	—	—	—	—	—	—

(1)
All options were granted at fair market value under the Company’s 1993 Stock Option and Stock Grant Plan (the 1993 Plan). All options reflected in this table were granted on December 20, 2000 and become exercisable two years from the date of grant. All options are subject to possible acceleration and early termination in certain circumstances, and will be accelerated in connection with the Offer and the Merger.

(2)
Based on the modified Black-Scholes extended binomial option valuation model adapted for use in valuing executive stock options. The estimated value under this model assumes: (i) an expected option term equal to the vesting period plus two years, which represents the assumed average period from grant date of option to their exercise date, (ii) an interest rate that represents the interest term from grant date of option to their exercise date, (ii) an interest rate that represents the interest term on a U.S. Treasury bond with a maturity date corresponding to that of the adjusted option term, (iii) volatility calculated using monthly stock prices for the three years prior to the grant date, and (iv) dividends at a rate of 9.95% based on the average dividends paid over the ten-year period prior to the grant date. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised (or, as contemplated in the Merger Agreement, cashed out). Accordingly, the value realized may not be at or near the value estimated by the model.

In fiscal 2002 (to date) the Company granted options for an aggregate of 368,700 Shares, all under the 1993 Plan, at fair market value at the dates of grant. Options for 318,700 Shares were granted in December 2001, exercisable at $7.00 per share, of which options the current executive officers of the Company received the following: Mr. Johnson – 90,000; Mr. Carney – 45,000; and Mr. Pizzica – 10,000. At the time he became Chief Executive Officer on June 1, Mr. Johnson was granted additional options for 50,000 Shares, exercisable at $10.55 per Share. The Company has agreed in the Merger Agreement not to issue any additional options.

Aggregate Option/SAR Exercises in Fiscal 2001
and Fiscal 2001 Year-End Option/SAR Values

Name	Shares Acquired on Exercise(1)(#)	Value Realized($)	Number of Shares Underlying Unexercised Options/SARs at FY-End		Value of Unexercised In-the-Money Options/SARs At FY-End(2)
			Exercisable(#)	Unexercisable(#)	Exercisable($)	Unexercisable($)
Donald L. Thompson	—	—	487,783	—	—	—
William E. Chandler	—	—	102,845	—	—	—
Bradley P. Johnson	—	—	50,000	20,000	—	51,000
John W. Carney	—	—	77,627	—	—	—
James P. Machut	—	—	26,600	—	—	—
W. Ernest Precious	—	—	—	—	—	—

(1)
The information presented in this table is with respect to options, unless otherwise noted. All options reflected in this table were granted at fair market value under the Company’s 1983 or 1993 Stock Option and Stock Grant Plans.

(2)	The value of options is calculated by subtracting the exercise price from the fair market value of the Shares underlying the options at December 2, 2001 which was $6.55 per Share.

Repricing of Options/SARs

The following table sets forth certain information concerning what may be deemed to be the repricing, under SEC proxy disclosure regulations, of stock options held by executive officers of the Company. All such repricings occurred in fiscal 2001, and to the best knowledge of the Company, there have not been any other repricings of executives’ options by the Company during its last ten completed fiscal years.

Ten-Year Option/SAR Repricing(1)

Name	Date	Number of securities underlying options/SARs Repriced or Amended(#)	Market Price of Stock at Time of Repricing or Amendment	Exercise Price at Time of Repricing or Amendment($)	New Exercise Price($)	Length of Original Option Term Remaining at Date of Repricing or Amendment
William E. Chandler	1/2/01	124,000	$4.88	$18.625	—	64 months
John W. Carney	1/2/01	89,000	$4.88	$18.625	—	64 months
James P. Machut	1/2/01	28,000	$4.88	$18.625	—	64 months
Eugene A. Stiefel	1/2/01	89,000	$4.88	$18.625	—	64 months
W. Ernest Precious	1/2/01	124,000	$4.88	$18.625	—	64 months

(1)
The “repricing” reflected in the above table consisted of the making by the Company to the named individuals of stock grants vesting in five years, subject to earlier vesting in certain circumstances, and the relinquishment (cancellation) by such individuals of the indicated number of stock options held by them, all of which were granted under the Company’s 1993 Stock Option and Stock Grant Plan. See “Compensation Committee Fiscal 2001 Report on Executive Compensation and Report on Repricing of Options” and note 3 to the Summary of Compensation Table appearing earlier in this Statement for further information concerning this matter.

Pension Plans

The following table sets forth as of the end of fiscal 2001 the estimated annual retirement benefits payable under the Company’s Pension Plan and the retirement benefits portion of the Supplemental Executive Benefits Plan (the “Supplemental Plan”) to participants in both Plans, assuming they retired at age 65 in fiscal 2002 with the indicated levels of compensation and years of benefit service:

	Years of Service
Remuneration	10	15	20	25	30	35	40 or More
$100,000	$20,000	$30,000	$40,000	$50,000	$55,000	$60,000	$60,000
150,000	$30,000	$45,000	$60,000	$75,000	$82,500	$90,000	$90,000
200,000	$40,000	$60,000	$80,000	$100,000	$110,000	$120,000	$120,000
250,000	$50,000	$75,000	$100,000	$125,000	$137,500	$150,000	$150,000
300,000	$60,000	$90,000	$120,000	$150,000	$165,000	$180,000	$180,000
350,000	$70,000	$105,000	$140,000	$175,000	$192,500	$210,000	$210,000
400,000	$80,000	$120,000	$160,000	$200,000	$220,000	$240,000	$240,000
450,000	$90,000	$135,000	$180,000	$225,000	$247,500	$270,000	$270,000
500,000	$100,000	$150,000	$200,000	$250,000	$275,000	$300,000	$300,000
550,000	$110,000	$165,000	$220,000	$275,000	$302,500	$330,000	$330,000
600,000	$120,000	$180,000	$240,000	$300,000	$330,000	$360,000	$360,000
650,000	$130,000	$195,000	$260,000	$325,000	$357,000	$390,000	$390,000
700,000	$140,000	$210,000	$280,000	$350,000	$385,000	$420,000	$420,000
750,000	$150,000	$225,000	$300,000	$375,000	$412,000	$450,000	$450,000
800,000	$160,000	$240,000	$320,000	$400,000	$440,000	$480,000	$480,000

(1)	Benefits shall be paid under the Supplemental Plan to the extent not payable under the Pension Plan.

As used in the above table, the term “Remuneration” means covered compensation (as defined below) averaged over a participant’s highest five consecutive calendar years out of the last ten calendar years of employment, or if the participant has been employed fewer than five years, the average over the total months of employment. Covered compensation essentially means wages or salary, bonus, salary reductions elected under the Company’s Savings Plans and its plans subject to Section 125 of the Internal Revenue Code, and any cash awards under the Company’s 1988 Long-Term Incentive Compensation Plan (which terminated in 1996), except that, for the purposes of determining Remuneration under the Pension Plan, but not the Supplemental Plan, only covered compensation not in excess of limitations imposed by the Internal Revenue Code ($170,000 for the Plan year which began October 1, 2001) may be taken into account. The covered compensation of the Named Officers for fiscal 2001 was as follows: Mr. Thompson – $480,174; Mr. Chandler – $246,031; Mr. Carney – $193,661; Mr. Johnson – $259,225; Mr. Machut – $215,091; and Mr. Precious – $218,714.

The approximate present years of benefit service for the Named Officers are as follows: Mr. Thompson – 6 years; Mr. Chandler –  9 years; Mr. Carney – 17 years; Mr. Johnson – 3 years; Mr. Machut – 9 years; and Mr. Precious – 24 years. For purposes of calculating benefits, a participant may not be credited with more than 40 years of service under the Pension Plan or 35 years of service under the retirement benefits portion of the Supplemental Plan.

Retirement benefits shown in the above table have been computed on a single-life annuity basis and are not subject to any deduction for Social Security or other offset amount.

The Pension Plan generally covers employees (including executive officers but excluding certain non-resident aliens) who are not covered by a collective bargaining agreement. The Supplemental Plan provides supplemental benefits only to executive officers and other officers. The Supplemental Plan has an elective salary deferral feature with a Company matching contribution of 25% of an officer’s elective deferral but not to exceed

6% of the officer’s compensation. The Company made matching contributions to this portion of the Supplemental Plan for the Named Officers of $21,084 in fiscal 2001. In addition, the Company makes basic contributions equal to the amount that would have been contributed under the Hunt Corporation Savings Plan but for the $170,000 limit previously discussed. In fiscal 2001, this amount totaled $4,796 for all of the Named Officers.

Employment and Severance Agreements and Arrangements

In connection with his hiring as Chairman and Chief Executive Officer by the Company in 1996, Donald L. Thompson and the Company entered into an employment agreement for an initial term ending May 31, 1998 and to continue thereafter from year to year until Mr. Thompson reached the age of 65 or until earlier terminated by either party. The agreement provided for an initial annual base salary of $450,000 (subject to periodic review and possible increase by the Compensation Committee), plus an annual bonus under the Company’s incentive compensation program of up to a maximum of 100% of base salary. Pursuant to the agreement, Mr. Thompson was granted at the time his employment commenced stock options for 175,000 Shares, and 175,000 shares of phantom stock/SARs. He also was entitled to receive additional annual option grants of a value of up to 2½% of his base salary under some circumstances. The agreement further entitles him to participate in most of the Company’s benefit plans and programs for executives.

Mr. Thompson’s agreement was amended during fiscal 2000 at the request of the Compensation Committee in order to avoid a potential adverse accounting impact which Mr. Thompson’s phantom stock/SARs might have had on the Company’s future earnings. As a result of this amendment, his 175,000 phantom stock/SARs (which were fully vested) were replaced by a deferred cash account with an opening balance equal to the then value of his phantom stock/SARs, which was the fair market value of a Share at the time of the fiscal 2000 amendment ($9.6875) multiplied by 175,000, the number of his phantom stock/SARs. Prior to Mr. Thompson’s termination of employment, the amount in this deferred cash account will be decreased by $175,000 for each $1.00 decline in the price of the Shares below such $9.6875 stock value and will be subsequently increased by $175,000 for each $1.00 increase in the price of the Shares up to, but not in excess of, such $9.6875 stock value. Thus, the amount of Mr. Thompson’s deferred cash account is effectively capped at the value of his phantom shares/SARs at the time of the fiscal 2000 amendment. Mr. Thompson will, however, continue to be credited with dividend amounts as if he were still credited with 175,000 phantom shares/SARs. At the time of this amendment of Mr. Thompson’s agreement, he also was granted an option to purchase 175,000 Shares at fair market value, which was $9.6875 per share.

As publicly announced by the Company, following the sale of its commercial graphics products business in October 2001, the Company embarked upon a planned, orderly executive leadership transition to a smaller executive management structure more in keeping with the reduced size and complexity of the Company’s remaining business. As part of this transition, the Company entered into a transition and severance agreement in November 2001 (subsequently modified in May 2002) providing for Mr. Thompson to step down as Chief Executive Officer of the Company around mid-year 2002 and as Chairman around the end of fiscal 2002. This agreement (which amended Mr. Thompson’s employment agreement in certain respects) provides, among other things, for payment of his base salary as severance for 30 months following his stepping down as Chief Executive Officer of the Company (the “Severance Period”); full annual incentive pay to which he would have been entitled for fiscal 2002 had he remained Chief Executive Officer until the end of fiscal 2002; payments for fiscal 2003 and 2004 equal to the average annual incentive pay, if any, received by him from the Company with respect to fiscal years prior to fiscal 2003; and continuation of certain benefits for the Severance Period.

The Company generally does not have formal written employment agreements with its executive officers. However, since 1990 the Company has had change in control agreements with executive officers, as well as other officers and certain key employees. Under the agreements currently in effect with executive officers, in the event of a change in control of the Company (as defined in the agreements and which includes the approval of the Merger

Agreement by the Company’s Board of Directors) occurring on or before December 31, 2004, the agreements would become effective and, if within two years following the change in control an executive officer’s employment is terminated by the Company without cause or if such executive officer resigns in certain specified circumstances, then the executive officer generally is entitled to the payment of a severance allowance equal to approximately twice his or her recent annual cash compensation level (including cash amounts earned under incentive compensation plans) and to the continuation of life and health insurance plans and certain other benefits for up to two years following such termination of employment. A party to a change in control agreement whose employment with the Company terminates prior to an actual change in control of the Company also may be entitled to receive payments and benefits under the agreement in certain circumstances, including termination of his employment in anticipation of a change in control. During fiscal 2001, as part of the retention and incentive program approved by the Compensation Committee, the change in control agreements of the Named Officers participating in the program were amended, primarily to provide for lump sum rather than installment payouts of compensation in the event of specified terminations of their employment following a change in control of the Company. (See “Compensation Committee Fiscal 2002 Report on Executive Committee and Report on Repricing of Options” earlier in this statement.) Mr. Thompson does not have a separate change in control agreement, but his employment agreement contains provisions generally similar to those described above but with a severance allowance equal to approximately three times his highest annualized base salary and his average annual incentive compensation, and with continuation of certain benefits for up to three years.

The Company also currently has a severance policy covering executive officers and certain other officers. Under this plan, executive officers may be entitled, subject to certain conditions, to continue to receive their base salaries, plus medical, life insurance, and certain other benefits, for varying periods up to 24 months following termination or their employment with the Company other than by reason of voluntary resignation, retirement, death, disability, or cause. However, to the extent termination benefits under the change in control agreements described above are payable to an executive officer, such benefits reduce any salary continuation benefits to which the executive officer would be entitled under this severance plan.

Following the sale of the Company’s commercial Graphics Products business to Neschen AG in October 2001, W. Ernest Precious separated from the Company as an executive officer of the Company and became President of Seal Graphics Americas Corporation, Neschen’s primary U.S. subsidiary. In recognition of his contribution to the Company and generally consistent with the Company’s severance policy for executive officers as then in effect, the Company awarded him severance equal to one year’s base salary.

Messrs. Chandler, Machut and Stiefel, who separated from the Company, also are receiving compensation and benefits generally consistent with the Company’s severance policy. (See “Summary Compensation Table” and related notes appearing earlier in this statement.)

Early in fiscal 2002, the Company (i) entered into an agreement with Mr. Johnson under which he is deemed to have five years of benefit service and five years of vesting service under the Pension Plan and Supplemental Executive Benefits Plan in the event of a change in control of the Company prior to his normal pension vesting date; and (ii) entered into a supplemental deferred compensation agreement with Mr. Carney providing for enhancement of his pension benefit so that the total qualified and nonqualified pension payable to him in the form of a joint and 50% survivor annuity with his spouse will equal 60% of his average compensation (as defined under the Supplemental Executive Benefits Plan) upon his separation from service on or after the age of 62 or in the event of an earlier change in control of the Company.

Shareholder Return Performance Graph

The following graph and chart provide an indicator of cumulative total shareholder returns for the Company through the end of its 2001 fiscal year as compared with the Russell 2000 Index (the “Russell 2000”) and a Peer Group Index.(1)

The above graph and chart assume that the value of the investment in Hunt Corporation, the Russell 2000 Index companies, and the Peer Group Index companies was $100 on November 29, 1996 and that all dividends were reinvested. The performance as reported above provides no assurances that this performance will continue in the future.

(1)
The Peer Group is comprised of A.T. Cross Company; Dixon Ticonderoga Company; Paris Corporation; Fibermark, Inc.; General Binding Corporation; Nashua Corporation; and Workflow Management, Inc. Although none of the companies in the Peer Group is directly comparable with the Company in terms of all businesses engaged in, there are similarities in respect to certain products offered, specific lines of business and/or channels of distribution. For purposes of the Peer Group Index, companies have been weighted based upon their relative market capitalizations as of the beginning of each period for which a return is indicated.

The closing price of a Share on the New York Stock Exchange on December 2, 2001 was $6.55. On November 11, 2002, the last trading day prior to the announcement of the Company’s entering into the Merger Agreement, such closing price was $9.45.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers, as well as persons beneficially owning more than 10% of the Shares and certain other holders of such shares (collectively, “Covered Persons”), to file with the Commission and the New York Stock Exchange, within specified time periods, initial reports of ownership, and subsequent reports of changes in ownership, of Shares and other equity securities of the Company.

Based solely upon the Company’s reviews of copies of such reports furnished to it and upon representations of Covered Persons that no other reports were required, to the Company’s knowledge all of the Section 16(a) reports required to be filled by Covered Persons were filled on a timely basis in fiscal 2001, except as follows: Bradley P. Johnson, director and executive officer of the Company and John Fanelli III, Vice President and Chief Accounting Officer of the Company, inadvertently were late in filing one Form 5 each with respect to their receipt of stock option grants under the Company’s 1993 Stock Option and Stock Grant Plan.

SCHEDULE I
As of the date of this Information Statement, the Purchaser has not determined who will be the Purchaser Designees. However, such Purchaser Designees will be selected from the following list of directors and employees of Parent or its affiliates promptly upon the purchase by the Purchaser of any Shares pursuant to the Offer. The information contained herein concerning Parent and its directors and employees and those of its affiliates has been furnished by Parent and the Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

The name, present principal occupation or employment and five-year employment history of each of the persons is set forth below. Except as noted, none of the persons listed below owns any Shares or has engaged in any transactions with respect to Shares during the past 60 days. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. None of the persons listed below (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executives of the Company or (iii) based on information provided to the Company by Parent (which is to the best of Parent’s knowledge), beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to the best of Parent’s knowledge, none of the persons listed below has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9. All of the individuals listed below are citizens of the United States of America, unless otherwise noted, and the business address of each such person, unless otherwise noted, is 3000 Centre Square West, Philadelphia, PA 19102, 215-563-2800.

Name and Address	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
James L. Hamling	61
President (November 2002 to present) of FAC Acquisition Corporation; President (November 2002 to present) of FAC Holding Corporation; and Director, President and Chief Executive Officer of The Berwind Company LLC (January 2002 to present). Mr. Hamling was President, Chief Executive Officer and Chief Operating Officer (February 2001 to June 2001) of a predecessor of The Berwind Company LLC and Berwind Corporation; and is Director (February 2001 to present), President (January 2002 to present) and Chief Executive Officer (January 2002 to present) of The Berwind Company LLC and Berwind Corporation. Mr. Hamling is also President and Director (January 1998 to present) of Berwind Industries LLC; and trustee of certain of the member trusts of The Berwind Company LLC.

Van Billet	48
Director, Vice President and Chief Financial Officer (November 2002 to present) of FAC Acquisition Corporation; Director, Vice President and Chief Financial Officer (November 2002 to present) of FAC Holding Corporation; Vice President and Chief Financial Officer (May 2002 to present) of The Berwind Company LLC; and Vice President and Chief Financial Officer (May 2002 to present) of Berwind Corporation. Mr. Billet was Senior Vice President and Chief Financial Officer of Hercules, Inc. (November 2000 to May 2001) and Vice President Finance (June 2000 to November 2000) of Hercules, Inc. Mr. Billet was Vice President and Chief Financial Officer of PJM Interconnection, LLC (September 1999 to June 2000). Mr. Billet served as Vice President – Finance, Vice President & Controller and Team Leader – Finance (September 1996 to May 1999) of Lyondell Chemical Company/ARCO Chemical Company.

Name and Address	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Victoria R. Richards	37
Director, Vice President and Treasurer (November 2002 to present) of FAC Acquisition Corporation; Director, Vice President and Treasurer (November 2002 to present) of FAC Holding Corporation; Vice President, Corporate Development (January 2002 to present) and Treasurer (January 2002 to present) of The Berwind Company LLC; and Vice President, Corporate Development (April 2002 to present) and Treasurer (September 1999 to present) of Berwind Corporation. Ms. Richards was Senior Relationship Manager and Vice President of PNC Bank (1987-1999).

Bruce J. McKenney	50
Director (January 2002 to present) and Vice President, Financial Planning (January 2002 to present) of The Berwind Company LLC; and Director (January 1999 to present), Vice President, Financial Planning (January 2002 to present) of Berwind Corporation. Mr. McKenney was Senior Vice President Administration (January 1999 to December 2001) of Berwind Corporation and Vice President Administration (January 1998 to December 1998) of Berwind Corporation.

Raymond J. Baran	35
Vice President, Risk Management and Analytical Services (July 2002 to present) of Berwind Corporation; Vice President, Finance and Administration, Berwind Financial Group, L.P. (February 1999 to July 2002). Mr. Baran was Chief Financial Officer of NSM, Inc. (April 1998 to February 1999) and Chief Financial Officer of Criterion Communications (November 1996 to April 1998).

Charlene Dempsey	33
Director, Corporate Development (July 2002 to present) of Berwind Corporation; Manager, Corporate Development (March 1998 to July 2002) of Berwind Corporation. Ms. Dempsey was Manager, Finance (1994 to March 1998) of IKON Office Solutions, Inc.

Douglas Kramer	33
Corporate Controller (July 2002 to present) of Berwind Corporation. Mr. Kramer was Director, Finance and Accounting (June 2000 to July 2002) of Berwind Corporation and Manager, Financial Reporting (May 1998 to June 2000) of Berwind Corporation.

Melissa Lang	31
Assistant Treasurer (November 2002 to present) of FAC Acquisition Corporation; Assistant Treasurer (November 2002 to present) of FAC Holding Corporation; and Assistant Treasurer (March 2001 to present) of Berwind Corporation. Ms. Lang was Vice President (December 1998 to March 2001) of PNC Bank and Analyst (December 1997 to December 1998) of Reliance Insurance Co.

Erin McCormack	25
Senior Financial Analyst (January 2001 to present) of Berwind Corporation; Analyst (July 1999 to January 2001) of Berwind Financial Group, L.P. Ms. McCormack was a student (September 1995 to May 1999) of the University of Virginia.